First Quarter Report

March 31, 2006

(Restated)

Notice to Readers

The restated interim unaudited consolidated financial statements of Augusta Resource Corporation (the “Company”) for the three months ended March 31, 2006 (“Financial Statements”) have been prepared by management and have not been reviewed by the Company’s auditors. The Financial Statements should be read in conjunction with the Company’s restated audited consolidated financial statements for the year ended December 31, 2005 which are available at the SEDAR website at www.sedar.com.

Augusta Resource Corporation	1

Directors’ Report to Our Shareholders

The first quarter of 2006 was very active and an exciting beginning to the new year for the Company. The Company raised the largest ever financing in its history to complete the acquisition of our Rosemount property which closed on March 31, 2006. Management continues to focus its efforts on exploring, developing and completing the feasibility of Rosemont. But we have not stopped progressing on Mount Hamilton and the Shell Deposit properties. Management recently, announced the Pre-Feasibility Study to evaluate the development of the Centennial Deposit of Mount Hamilton as an open-pit heap leach gold mine and the Company plans to commence a 10,000-foot Phase I Exploratory Drilling Program in June 2006 on the Shell Deposit.

Financing

On March 17, 2006 the Company closed a $44,099,000 financing that was raised through the issuance of a special warrant brokered private placement, the proceeds of which will fulfill our funding requirements for 2006 and into 2007.

Personnel

The Company announced the addition of Ms. Betty Joy (Bj) LeBlanc as Manager, Investor Relations and Corporate Communications to its management team. Ms. LeBlanc brings extensive knowledge in financial communications and the resource industry through her experience in both corporate and consulting capacities. Ms. LeBlanc will be responsible for managing investor communications, enhancing investor awareness and providing publicly available information.

Project Updates

Rosemont Property – After announcing the option of the Rosemont property in June 2005, the Company reviewed the historic geologic model and drill data and constructed an electronic database, including updated structure and lithology, a modern resource estimate and initial pit-optimization were completed and used to design a 3,000 meter drill program. The 3,000 meter program was designed to carry out confirmation and in-fill drilling of previous programs. The program was expanded to a total of 8,352 meters.

A Technical Report dated April 21, 2006, titled Mineral Resource Estimate, Technical Report for the Rosemont Deposit, prepared by WLR Consulting Inc. was filed on SEDAR at www.sedar.com on April 21, 2006.

The 2006 Rosemont Deposit Mineral Resource Statement (excluding satellite deposits) reported significant improvements when compared with the historic resource reported by Anamax (Pincock, Allen and Holt – 1977). The completion of the 2005 exploration program enabled the remodeling of the deposit and a new estimation of mineral resources. The following results reflect a potential single open pit, exclusive of the other satellite deposits on the property:

- A 23% increase in copper pounds in the measured and indicated category (>=0.2% Cu) to bring the total copper in the measured and indicated category to 4.54 billion pounds;
- An additional 1.3 billion pounds of copper in the inferred resources category (>=0.2% Cu);
- A 16% increase in molybdenum (“moly”) pounds in measured and indicated, bringing the total to132 million pounds;
- An additional 43 million pounds of moly in the inferred resources category;
- Tonnage increased by 125 million tons in the measured and indicated category to a total of 442 million tons. Approximately 145 million tons were added in the inferred category;
- The copper equivalent grade (based on three-year trailing average prices of $1.25/lb Cu and $18/lb Mo) in measured and indicated now stands at 0.73%CuEq (>= 0.2% total Cu) and 0.81% CuEq (>= 0.3% total Cu).

Augusta Resource Corporation	2

Augusta Resource Corporation retained WLR Consulting, Inc. (WLRC) of Lakewood, Colorado to estimate the Rosemont Project mineral resources as a part of a pre-feasibility mining study that is presently in progress. The mineral resource estimation work was performed by or under the direction of Mr. William L. Rose, P.E., WLRC’s Principal Mining Engineer and an independent Qualified Person under the standards set forth by Canadian National Instrument 43-101.

The Company plans to issue a NI 43-101 compliant Preliminary Assessment Report on the Rosemont Property during the second quarter of 2006. Once this Preliminary Assessment is complete and given positive project economics, management plans to advance engineering in order to deliver a full bankable feasibility study.

White Pine County Properties – The Company announced the acquisition of the Mount Hamilton property located in Nevada in December 2004 and announced the option of the Shell Deposit property in January 2005. The Shell Deposit property is situated in close proximity to the Mount Hamilton property. The Mount Hamilton property contains a historical resource of gold, molybdenum, tungsten and copper and the Shell Deposit property contains a historical resource of molybdenum, gold and tungsten. Compilation of data from prior programs has been completed and an updated geological model developed. The Company plans to complete a 3,000 meter diamond drill program to verify previously discovered molybdenum and tungsten mineralized bodies and explore their extensions. Permit applications for the Mount Hamilton property are expected to be approved by June 2006. Permit applications for the Shell Deposit property, including a biology survey, which cannot be conducted before June, are expected to be approved by July 2006.

The Company plans to deliver a NI 43-101 compliant Preliminary Feasibility Study on the Centennial gold deposit on the Mount Hamilton Property during the third quarter of 2006. The Company has commissioned the firm of Pincock, Allen and Holt to conduct the study.

Lone Mountain Property – On May 15, 2006 the Company announced that after completing a detailed geological assessment, the Company has elected not to pursue its option to purchase the Lone Mountain project located in Grant County, South Western New Mexico.

Management continues to build a strong foundation from which your Company can grow. The Rosemont, Mount Hamilton, and the Shell Deposit are tremendous assets. We remain committed to develop these assets in order to realize significant value for all of our shareholders. For further details please refer to our restated Financial Statements and restated Management Discussion and Analysis.

On behalf of the Board,

/S/ Gil Clausen

Gil Clausen
President & Chief Executive Officer	May 29, 2006

Augusta Resource Corporation	3

AUGUSTA RESOURCE CORPORATION
CONSOLIDATED BALANCE SHEETS
As at March 31, 2006 and December 31, 2005

(See Note 1 - Basis of presentation)		March 31	December 31
	Notes	2006	2005
ASSETS		(Unaudited)	(Audited)
		(restated, note 2)	(restated, note 2)
CURRENT
Cash and cash equivalents		$26,602,284	$2,252,044
Accounts receivable	8	56,293	28,470
Prepaid expenses		39,469	48,334
Deferred debt issuance costs	6	109,118	272,796
		26,807,164	2,601,644

OFFICE EQUIPMENT	3	8,197	9,042

MINING ASSETS	4
Land and Mining properties		31,413,715	15,161,604
Deferred exploration expenses		3,699,420	3,035,560
		35,113,135	18,197,164
		$61,928,496	$20,807,850

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	8	$710,413	$813,931
Current portion of convertible debenture	6	2,652,162	2,204,032
Current portion of notes and advances	5	1,173,341	1,136,895
		4,535,916	4,154,858

LONG-TERM
Future income taxes		2,200,000	2,200,000
Notes, advances and other	5	1,535,832	1,492,267
		8,271,748	7,847,125

Commitments	10

SHAREHOLDERS' EQUITY

Share capital	7	19,167,868	18,437,248
Contributed surplus	7	13,108,685	6,226,110
Special warrants	7	38,127,515	-
Deficit		(16,747,320)	(11,702,633)
		53,656,748	12,960,725
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY		$61,928,496	$20,807,850

On Behalf of the Board of Directors

/S/ Richard W. Warke	/S/ Gil Clausen
Richard W. Warke – Director	Gil Clausen - Director

See accompanying Notes to the Consolidated Financial Statements

Augusta Resource Corporation	4

AUGUSTA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(UNAUDITED)
For the Three Month Period Ended March 31, 2006 and 2005

	Three Months Ended March 31,

	2006	2005
	(restated, note 2)	(restated, note
EXPENSES
Accounting and audit	$35,500	$-
Amortization	845	-
Administration (note 8)	7,500	7,500
Consulting and communication	24,855	193,328
Debt issuance costs (note 6)	163,678	-
Filing and regulatory	19,165	38,495
Fiscal and advisory services	18,207	517
Foreign exchange gain	(9,260)	192
Investor relations	57,814	-
Legal fees	20,139	105
Office and sundry	52,058	29,949
Insurance	74,341	-
Recruitment fees	-	45,174
Salaries and benefits	241,467	56,320
Stock based compensation	230,546	122,517
Travel	48,099	-

Loss from operations	(984,954)	(494,097)
Interest and other income	71,983	1,381
Interest and finance charges	(613,510)	1,682

NET LOSS FOR THE PERIOD	(1,526,481)	(491,034)

Deficit, beginning of the period	(11,702,633)	(4,991,105)
Share issue expenses	(3,518,206)	(103,898)

DEFICIT, END OF PERIOD	$(16,747,320)	$(5,586,037)

BASIC & DILUTED LOSS PER SHARE	$(0.04)	$(0.02)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING - BASIC AND DILUTED	40,014,752	23,455,944

See accompanying Notes to the Consolidated Financial Statements

Augusta Resource Corporation	5

AUGUSTA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
For the Three Month Period Ended March 31, 2006 and 2005

(See Note 1 - Basis of presentation)

	Three Months Ended March 31,
	2006	2005
NET INFLOW(OUTFLOW) OF CASH RELATED TO	(restated, note 2)	(restated, note 2)
THE FOLLOWING:

OPERATING
Net loss for the period	$(1,526,481)	$(491,034)
Items not affecting cash:
Discount interest on debt	544,493	-
Debt issuance costs	163,678	-
Amortization	845	-
Unrealized foreign exchange	(15,084)	-
Stock based compensation	230,546	122,517
Deferred rent	(1,268)	-
	(603,271)	(368,517)
Net changes in non-cash
working capital items:
Accounts receivable	(27,823)	(10,041)
Prepaid items	8,865	-
Accounts payable &accrued liabilities	33,290	(258,896)
	(588,940)	(637,454)

FINANCING
Issuance of common shares	598,359	787,500
Warrant exercise received	46,875	-
Issuance of special warrants	44,099,000	-
Share issue expense	(2,752,276)	-
	41,991,957	787,500

INVESTING
Investment in mining properties, net of related payables	(16,252,111)	(24,993)
Investment in marketable securities	-	(500,000)
Deferred exploration expenses, net of related payables	(800,667)	(28,957)
	(17,052,777)	(553,950)

NET CASH INFLOW	24,350,240	(403,904)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	2,252,044	989,799
CASH AND CASH EQUIVALENTS, END OF PERIOD	$26,602,284	$585,895

SUPPLEMENTAL INFORMATION
Interest paid	$-	$-
Interest received	$47,502	$-
Non-cash transactions
Warrants issued as share issue expenses	$905,190	$-

See accompanying Notes to the Consolidated Financial Statements

Augusta Resource Corporation	6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
MARCH 31, 2006 AND 2005

1.	BASIS OF PRESENTATION

The accompanying interim consolidated financial statements of Augusta Resource Corporation (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and accordingly do not include all disclosures required for annual financial statements.

These interim consolidated financial statements follow the same significant accounting policies and methods of application as the Company’s annual consolidated financial statements for the year ended December 31, 2005 (the “Annual Financial Statements”). The interim consolidated financial statements should be read in conjunction with the Annual Financial Statements.

In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for interim periods are not necessarily indicative of the result that may be expected for the full fiscal year ending December 31, 2006.

2.	RESTATMENT

During the preparation of the Form 40-F filing document, a requirement of an American Stock and Options Exchange (AMEX) listing the Company is pursuing, the Company discovered non- cash errors relating to its financial statements (including the audited year end financial statements) for the first quarter ended March 31, 2006 as well as for the each quarter of 2005. In the previously released financial statements the Company had not properly accounted for the convertible debenture issued on June 1, 2005. Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3860 requires that the proceeds received from the issuance of convertible debt be allocated between its equity and debt components. The Company had treated all the proceeds as debt. Further, upon review of the option pricing model (Black-Scholes) used for valuing stock options and warrants issued during 2005, the Company concluded that the time period used to calculate the volatility assumption required adjustment.

Augusta Resource Corporation	7

NOTES  TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
MARCH 31, 2006 AND 2005

2.	RESTATEMENT (continued)

Through and as at March 31, 2006 the impact of the restatement was:

	As previously	Adjustments	As restated
	reported
March 31,2006

Balance Sheet
Deferred debt Issuance costs	453,117	(343,999)	109,118
Current portion of convertible debt	3,000,000	(347,838)	2,652,162
Share capital	18,288,585	879,283	19,167,868
Contributed surplus	13,248,221	(139,536)	13,108,685
Special warrants	38,929,657	(802,142)	38,127,515
Deficit	(16,813,554)	66,234	(16,747,320)

Statement of operations
Debt issuance costs	679,675	(515,997)	163,678
Stockbased compensation	385,978	(155,432)	230,546
Loss from operations	(1,656,383)	671,429	(984,954)
Interest and finance charges	(165,380)	(448,130)	(613,510)
Net loss for the period	(1,749,780)	223,299	(1,526,481)
Deficit, beginning of period	(11,545,568)	(157,065)	(11,702,633)
Deficit, end of period	(16,813,554)	66,234	(16,747,320)

Statement of cash flows
Net loss for the period	(1,749,780)	223,299	(1,526,481)
Discount interest on debt	96,363	448,130	544,493
Debt issuance costs	679,675	(515,997)	163,678
Stock based compensation	385,978	(155,432)	230,546

December 31,2005

Balance Sheet
Deferred debt Issuance costs	1,132,792	(859,996)	272,796
Current portion of convertible debt	3,000,000	(795,968)	2,204,032
Share capital	17,392,510	1,044,738	18,437,248
Contributed surplus	7,177,811	(951,701)	6,226,110
Deficit	(11,545,568)	(157,065)	(11,702,633)

Augusta Resource Corporation	8

NOTES  TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
MARCH 31, 2006 AND 2005

2.	RESTATEMENT (continued)

	As previously	Adjustments	As restated
	reported

March 31,2005

Statement of operations
Stockbased compensation	248,083	(125,566)	122,517
Loss from operations	(619,666)	125,569	(494,097)
Net loss for the period	(616,603)	125,569	(491,034)
Share issue costs	0	(103,898)	(103,898)
Deficit, end of period	(5,607,708)	21,671	(5,586,037)
Basic and diluted loss per share	(0.03)	0.01	(0.02)

Statement of cash flows
Net loss for the period	(616,603)	125,566	(491,037)
Stock based compensation	248,083	(125,566)	122,517

3.	OFFICE EQUIPMENT

	March 31, 2006			December 31, 2005
		Accumulated
	Cost	Amortization	Net Book Value	Net Book Value

Computer hardware	$10,636	$2,439	$8,197	$9,042

4.	MINING ASSETS

On March 31, 2006 the Company exercised its option to purchase the Rosemont property in Pima County Arizona. The Company has paid the remaining $16.1 million, under its purchase option agreement. Augusta now owns a 100% interest in the Rosemont property subject to a 3% NSR.

The purchase price has been allocated based on the fair value of the consideration provided which equates the fair value of the Rosemont property land and mineral rights acquired based on management’s best estimates and takes into account all available information at the time these consolidated financial statements were prepared. The process has been conducted in accordance with the recent accounting pronouncement relating to “Mining Assets – Impairment and Business Combinations” (Emerging Issue Committee Abstract 152).

Augusta Resource Corporation	9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
MARCH 31, 2006 AND 2005

4.	MINING ASSETS (continued)

	Mining Properties Cost		Deferred Exploration Expenses
	March 31	December 31	March 31	December 31
Mining assets:	2006	2005	2006	2005
Rosemont property	$24,428,833	$8,315,611	$3,429,106	$2,831,281
Mt. Hamilton property	6,574,757	6,574,757	200,723	142,543
Lone Mountain property	271,236	271,236	56,803	48,947
Shell property	138,889	-	12,789	12,789
	$31,413,715	$15,161,604	$3,699,420	$3,035,560

Mining properties:	2006	2005
Balance, beginning of period	$15,161,604	$285,064
Acquisition costs	16,252,111	15,124,447
Write-offs	-	(247,907)
Balance, March 31, 2006 and December 31, 2005	$31,413,715	$15,161,604

Deferred exploration expenses:
Balance, beginning of period	$3,035,560	$19,785
Geologists, consultants and professional services	663,860	3,019,369
Write-offs	-	(3,594)
Balance, March 31, 2006 and December 31, 2005	$3,699,420	$3,035,560

5.	LONG TERM NOTES AND ADVANCES

	March 31	December 31
	2006	2005

Notes and advances	$43,477	$44,692
Long term notes	2,665,695	2,584,470
	2,709,173	2,629,162
Less: Current portion	(1,173,341)	(1,136,895)
Total long term notes and advances	$1,535,832	$1,492,267

Augusta Resource Corporation	10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
MARCH 31, 2006 AND 2005

5.	LONG TERM NOTES AND ADVANCES (continued)

The purchase of the Mount Hamilton property included cash consideration of $3,000,000 USD ($3,103,438 CDN). The initial installment payment of $500,000 USD ($620,100 CDN) was accrued in April 2005 and paid. On the purchase of the Mount Hamilton property two non- interest bearing US$ notes were given totaling $2,500,000 USD ($2,655,695 CDN) and has been discounted using an interest rate of 15%.

	Amount	Discounted	Discounted
	USD$	USD$	CDN$
April 30, 2006 (current portion of long term note)	$1,000,000	$984,634	$1,150,053
April 30, 2007	1,500,000	1,297,640	1,515,642
Total long term notes	$2,500,000	$2,282,274	$2,665,695

Notes and advances do not provide for specific terms of repayment and are unsecured.

6.	CONVERTIBLE DEBENTURE

On June 1, 2005, in connection with the Rosemont acquisition, the Company issued a convertible debenture for $6,000,000. The debenture has a one-year term, with half due within six-months, and is convertible at the option of the lender into 2,181,818 common shares of the Company at a price of $2.75 per share. The convertible debenture bears an interest rate of 9% annually and the Company has the option to repay the convertible debenture on the specified repayment dates in cash or stock. Any accrued interest owing under the convertible debenture may be converted into common shares at the discretion of the lender. The convertible debenture was issued with 363,363 common shares of the Company to the lender at a fair market value at the date of the transaction of $2.805 per common share (after a discount of 15% to reflect a hold period that expired on October 2, 2005.).

In accordance with CICA Handbook Section 3860, and following the fair value allocation approach, the Company allocated the proceeds as follows:

Common shares	$1,019,233
Convertible debenture
Equity component	1,478,083
Debt component	3,502,684
$6,000,000

Augusta Resource Corporation	11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
MARCH 31, 2006 AND 2005

6.	CONVERTIBLE DEBENTURE (continued)

The difference between the debt allocation of $3,502,684 and the repayment amount of $6,000,000 is interest expense which is accrued over the term of the debenture. Through March 31, 2006, $2,149,478 of the interest expense had been accrued including $448,130 for the first quarter of 2006.

On November 17, 2005 the Company renegotiated the terms of its convertible debenture to allow for repayment in the form of cash and stock, as opposed to cash or stock. As consideration, the Company agreed to issue 750,000 warrants with an exercise price of $1.44 expiring in one year, for which regulatory approval was received on March 15, 2006. The fair value of the warrants issued was $288,938 which was allocated to debt ($203,193) and equity ($85,745). The fair value of the warrants was calculated using the Black-Scholes option pricing model for warrant valuation, assuming an average volatility of 85% on the underlying shares, a risk free interest rate of 4.25%, a one year term to expiry and no annual dividends. The Company has the right to force conversion of the warrants if the Company’s shares trade over $2.00 for a period of 30 days.

On December 1, 2005, the Company retired $3,000,000 of the convertible debenture plus interest of $270,000 through payment of $1,620,000 in cash and the issuance of 1,500,000 common shares at a price of $1.10 per share. As the shares were issued at discount of 20% to the market value in accordance with the terms of the convertible debenture agreement, a loss on repayment of the convertible debenture of $390,000 occurred which was recorded in the statement of operations.

In connection with the issuance of the convertible debenture and common shares, the Company also paid a fee in the amount of 6% cash and 218,181 warrants to Northern Securities Inc. The fair value of the warrants of $247,769, which was allocated to debt ($144,643) and equity ($103,126), was calculated using the Black-Scholes option pricing model for warrant valuation, assuming an average volatility of 72% on the underlying shares, a risk free interest rate of 3.17%, a one year term to expiry and no annual dividends. Each warrant is exercisable to acquire one common share at $2.75 per warrant for a period of one year expiring on June 14, 2006. The warrants had a hold period expiring on October 15, 2005.

The debenture is repayable on June 1, 2006. As of May 25, 2006 the Company has placed the repayment amount, including the accrued interest in trust to complete the debenture retirement.

Augusta Resource Corporation	12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
MARCH 31, 2006 AND 2005

6.	CONVERTIBLE DEBENTURE (continued)

	March 31	December 31
	2006	2005
Convertible debenture, beginning of period	$2,204,032	$-
Convertible debenture issued	-	3,502,684
Accretion of discount interest	448,130	1,701,348
Partial repayment of debenture	-	(3,000,000)
Convertible debenture, end of period	$2,652,162	$2,204,032

Deferred debt issuance costs, beginning of period	$272,796	$-
Debt issuance costs - incurred	-	598,424
Debt issuance costs - amortized	(163,678)	(325,628)
Deferred debt issuance costs, end of period	$(163,678)	$272,796

7.	SHARE CAPITAL

(a) Authorized: Unlimited number of common shares without par value.

Augusta Resource Corporation	13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
MARCH 31, 2006 AND 2005

7.	SHARE CAPITAL (continued)

	(b)	Issued:

Changes in the Company’s share capital were as follows:

	Number of
	Shares	Amount
Common shares, Balance at December 31, 2004	19,764,555	$4,611,331
Issued to convertible debenture holder	363,363	1,019,233
Issued for convertible debenture repayment	1,500,000	2,040,000
Issued for property acquisitions	4,100,000	885,000
Issued for cash	8,998,500	8,370,551
Issued for fractional rounding due to share consolidation	9	-
Issued for options exercised	445,833	75,873
Issued for warrants exercised	4,342,333	1,435,260
Common shares, Balance at December 31, 2005	39,514,593	$18,437,248
Issued for warrants exercised	917,087	709,940
Warrant funds received	-	20,680
Common shares, Balance at March 31, 2006	40,431,680	$19,167,868

(c)	Private Placement

The proceeds from the following special warrants were allocated to special warrants and contributed surplus based on the relative fair value of the underlying common shares and warrants at the dates of issuance.

On March 17, 2006 the Company closed a brokered private placement of 23,210,000 special warrants with gross proceeds of $44,099,000.

Each Special Warrant is convertible, without payment of additional consideration, into a unit consisting of one common share (23,210,000 shares) and one-half transferable common share purchase warrant (11,605,000 warrants). Each whole warrant will entitle the holder to acquire, at any time within two years, one common share of the Company at a price of $3.10 expiring on March 17, 2007 and $4.10 expiring on March 17, 2008.

In consideration for their services, the agents received a cash commission equal to 6% of the gross proceeds, totaling $2,645,940 from the offering and 1,392,600 agent’s warrants exercisable into common shares which is equal to 6% of the number of Special Warrants sold. Each agent’s warrant will entitle the holder to acquire one common share of the

Augusta Resource Corporation	14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
MARCH 31, 2006 AND 2005

7.	SHARE CAPITAL (continued)

	(c)	Private Placement (continued)

Company at a price of $3.10 expiring March 17, 2007 and $4.10 expiring March 17, 2008. Fair value of the agent’s warrants is $905,190. The fair value of the warrants was calculated using the Black-Scholes option pricing model for warrant valuation, assuming an average volatility of 97.29% on the underlying shares, a risk free interest rate of 4.00%, a two year term to expiry and no annual dividends.

	(d)	Options

On March 31, 2006, certain directors and officers of the Company held 3,214,334 stock options, and certain employees of the Company held 12,500 stock options to purchase common shares of the Company.

The following table summarizes the status of the Company’s stock option plans as at March 31, 2006:

	2006
		Average
	Number of Shares	Exercise Price
Outstanding at beginning of year	3,226,834	$1.35
Granted	-
Exercised	-
Expired	-
Cancelled	-
Outstanding at end of year	3,226,834	$1.35

Options exercisable at March 31, 2006	960,584	$1.24

Augusta Resource Corporation	15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
MARCH 31, 2006 AND 2005

7.	SHARE CAPITAL (continued)

(d)	Options (continued)

The following table summarizes stock options outstanding at March 31, 2006:

	Options Outstanding and Exercisable
	Number	Average	Weighted	Exercisable	Weighted
	Outstanding at	Remaining	Average	at	Average
Exercise	December 31,	Contractual	Exercise	December	Exercise
Prices	2005	Life	Prices	31, 2005	Prices
$ 0.30	87,667	.8 Years	$ 0.30	87,667	$ 0.30
$ 0.33	66,667	1.2 Years	$ 0.33	66,667	$ 0.33
$ 0.10	212,500	3.7 Years	$ 0.10	212,500	$ 0.10
$ 2.05	450,000	4.1 Years	$ 2.05	225,000	$ 2.05
$ 1.96	125,000	4.1 Years	$ 1.96	31,250	$ 1.96
$ 2.30	100,000	4.4 Years	$ 2.30	100,000	$ 2.30
$ 1.56	2,035,000	4.5 Years	$ 1.56	200,000	$ 1.56
$ 1.55	150,000	4.6 Years	$ 1.55	37,500	$ 1.55
	3,226,834	4.2 Years	$ 1.51	960,584	$ 1.24

(e)	Warrants

The following table summarizes information about warrants outstanding at March 31, 2006. Each warrant is exercisable into one common share.

			Outstanding at
			December				Outstanding at
Currency	Exercise Price	Expiry Dates	31,2005	Issued	Exercised	Expired	March 31,2006
CDN	$ 0.45	March 3, 2006	685,000	-	685,000	-	-
CDN	$ 1.25	April 15, 2006	729,807	-	224,587	-	505,220
CDN	$ 2.50	April 15, 2006	832,155	-	-	-	832,155
CDN	$ 0.10	May 6, 2006	7,460,000	-	-	-	7,460,000
CDN	$ 2.75	June 14, 2006	218,181	-	-	-	218,181
CDN	$ 0.10	November 7, 2006	-	-	-	-	-
CDN	$ 1.44	March 15, 2007	-	750,000	-	-	750,000
USD	$ 0.16	May 6, 2007	3,750,000	-	-	-	3,750,000
CDN	$ 3.00	June 29, 2007	2,222,000	-	-	-	2,222,000
			15,897,143	750,000	909,587	-	15,737,556

The Company obtained approval on March 15, 2006 to issue 750,000 warrants with an exercise price of $1.44 in consideration of the debenture renegotiation.

Augusta Resource Corporation	16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
MARCH 31, 2006 AND 2005

7.	SHARE CAPITAL (continued)

(f)	Contributed Surplus

On March 31, 2006, the contributed surplus was as follows:

2006
Balance - Beginning of period	$6,226,110
Stock-based compensation expense for the year	230,546
Fair value of warrants issued on private placements	5,971,485
Fair value of warrants issued on share issuance	905,190
Transfer to share capital upon exercise of warrants	(224,646)
Balance - End of period	$13,108,685

8.	RELATED PARTY TRANSACTIONS

During the period ended March 31, 2006, the Company incurred expenses of $7,500 (2005 - $7,500) for administrative services provided by a company in which a director of the Company has a 25% interest. During the period ended March 31, 2006, the Company incurred salaries of $37,500 (2005 - $37,500) to the Chairman of the Company, $63,499 (2005 - $Nil) to the President and CEO of the Company, $38,965 (2005 - $Nil) to the Vice President Exploration and $18,750 (2005 – $18,750) to the CFO.

At March 31, 2006, $6,291 of accounts receivable (2005 - $17,675 of accounts payable) is due to a related company, which share office space and certain common directors with the Company. At March 31, 2006, $93,750 (2005 - $18,750) is due to the CFO of the Company for salaries accrued in the current and prior year. Also included in accounts receivable at March 31, 2006 is an amount of $23,917 (2005 - $57,186) due to a related company with common directors.

All related party transactions are recorded at the exchange value.

9.	FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, notes, advances and convertible debenture as reflected in the balance sheet approximate their fair values. The company has no significant concentrations of credit risk.

Augusta Resource Corporation	17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
MARCH 31, 2006 AND 2005

10.	COMMITMENTS

The lease for the office space in Denver started on June 1, 2005 and ends on May 31, 2008. The future minimum lease payments are as follows:

Year
2007	$62,709
2008	59,399
2009	9,947
Total	$132,055

11.	SUBSEQUENT EVENTS

On April 11, 2006 the Company granted 816,000 stock options to directors, officers and employees of the Company at an exercise price of $2.07 per share for a period of five years expiring on April 11, 2011.

On May 15, 2006 the Company granted 654,000 stock options to directors, officers, employees and consultants of the Company at an exercise price of Cdn$2.20 per common share for a period of five years expiring on May 15, 2011.

On May 15, 2006 the Company announced that after completing a detailed geological assessment, the Company has elected not to pursue its option to purchase the Lone Mountain project located in Grant County, South Western New Mexico.

Augusta Resource Corporation	18

CORPORATE INFORMATION

HEAD OFFICE	#400 – 837 West Hastings Street
Vancouver, BC, Canada V6C 3N6

Telephone: (604) 687-1717
Facsimile: (604) 687-1715

Website: www.augustaresource.com
E-mail: info@augustaresource.com

DIRECTORS	Donald B. Clark
Gil Clausen
W. Durand Eppler
Chris M.H. Jennings
Michael A. Steeves
Robert P. Wares
Richard W. Warke

OFFICERS	Gil Clausen ~ President and Chief Executive Officer
Richard Warke ~ Chairman
Donald B. Clark ~ Chief Financial Officer
Mike Clarke ~ Vice President Exploration
James Sturgess ~ Vice President Projects and Environment
Purni Parikh ~ Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	#401 - 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS	Ernst & Young, LLP
700 – West Georgia Street
Vancouver, BC V7Y 1C7

SOLICITORS	Gowling Lafleur Henderson LLP
1055 Dunsmuir Street
Vancouver, BC V7X 1J1

SHARES LISTED	TSX Venture Exchange
Trading Symbol ~ ARS

Augusta Resource Corporation	19